Exhibit 99.1

Bragg Gaming is Live in Brazil’s Regulated iGaming Market

Bragg's proprietary and exclusive content and aggregation businesses are well-positioned to fuel double digit top- and bottom-line growth in 2025, targeting Brazil's USD 1.4 billion iCasino market, which is expected to reach USD 3.7 billion by 2029.

Toronto, January 7, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) a provider of iGaming content and platform technology solutions to the iGaming industry is proud to confirm that it is live as a supplier to licensed operators in the Brazilian market, following the introduction of regulated online casino operations in the territory on January 1, 2025.

The newly regulated Brazilian online casino market is projected to be worth USD 1.4 billion in 2025, and is expected to reach USD 3.7 billion by 2029 according to H2 Gambling Capital.

As a specialist regulated iGaming market supplier, Bragg believes it is well positioned to capitalize on the launch and projected growth of the Brazilian market and that revenue from the Brazilian market could represent up to 10% of the Company’s total revenue in 2025.

Bragg is currently live with approximately one-third of licensed iCasino operators in Brazil, with prominent partners including Superbet, KTO, Betano, Novibet, Sportingbet and Betboo. The Company expects integrations to reach over half of licensed operators in Brazil by the end of Q2 2025.

Bragg’s current content offerings include key proprietary content titles such as Egyptian Magic by Atomic Slot Lab and Crazy Diamonds by Indigo Magic. Accelerating proprietary content growth is a strategic priority for the Company, as fully-owned IP typically delivers higher gross profit margins, driving bottom-line growth and supporting a balanced, margin-accretive product mix.

Complementing its proprietary content offering, the Company has also introduced exclusive online casino games in the jurisdiction from its carefully selected “Powered by Bragg” partners including Bluberi, Sega Sammy Creation and King Show Games. Additionally, the Company intends to develop strategic relationships with local studio partners which will enhance Bragg’s ability to deliver content tailored to Brazilian players.

Bragg’s content strategy in Brazil, key to its top-line growth plans, also includes online casino content aggregation through its Bragg HUB delivery platform. Bragg HUB provides a comprehensive iGaming content service, offering over 10,000 online casino game titles including from leading content providers in Brazil. This offering is enhanced by the Fuze™ player engagement platform, featuring tools for acquisition, cross-selling, conversion, and retention, including bonuses, free rounds, jackpots, and an AI-powered game recommendation engine.

The Company serves Brazilian operators from its Bragg São Paulo office, led by LatAm Regional Director Sara Mosallaee and Senior Account Manager Amanda Alexandrini, providing fully localized support.

Matevz Mazij, Chief Executive Officer at Bragg Gaming Group commented: “We’re delighted to expand into the newly regulated market in Brazil, and to be there for our customers on the first day of launch with our in-demand content portfolio and player engagement platform.

“At Bragg we have extensive experience of delivering highly localized iGaming content and technology solutions in regulated markets, and we now expect the Brazilian market to become a key territory for us and a significant driver of our growth in the wider LatAm region.

“This latest regulated market launch sets us on a strong trajectory for 2025, helping us deliver our strategic objectives of increased revenue through proprietary, exclusive and aggregated online casino content, while at the same time adding geographical diversity to our revenue streams, promoting stable, long-term growth for the Company.”

Neill Whyte, Chief Commercial Officer at Bragg Gaming Group added: “We’ve been working hard to make sure we have the right content, the right people and the right structures in place to support our Brazilian operator partners from day 1 of market launch, and I’m proud to say we are now live in this exciting market which offers so much potential.

“We’re already partnered or are in talks with approximately half of the Brazilian iGaming operator market, and that leaves plenty of room for growth. We will be busy in the coming months showcasing our games and technology solutions with both existing customers and potential new partners as we continue to grow our presence in Brazil and across the LatAm region.”

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s launch in the new regulated iGaming market in Brazil and the expected benefits and impact thereof, including with respect to revenue, new offerings and partner integrations and other operations and the results of the Company; the expected size and growth of regulated iGaming market in Brazil and the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership opportunities in Brazil; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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